PERTH ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2025

PERTH ADVISORS LLC
FINANCIAL STATEMENTS
SEPTEMBER 30, 2025

CONTENTS

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68423

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2024__ AND ENDING __09/30/2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Perth Advisors LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__170 Commerce Way, Suite 200__
                              (No. and Street)

__Portsmouth__	__NH__	__03801__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Michael Patrick Campbell__	__(917) 865-6223__	__mpc@perthadvisors.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Spicer Jeffries LLP__
                              (Name – if individual, state last, first, and middle name)

__4601 DTC Parkway, Suite 700__	__Denver__	__CO__	__80234__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__349__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Patrick Campbell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Perth Advisors LLC _____, as of September 30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Perth Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Perth Advisors LLC (the "Company") as of September 30, 2025, and the related notes to the statement of financial condition (collectively referred to as the " Financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Perth Advisors LLC's auditor since 2019.

Denver, Colorado
November 17, 2025

ASSETS

Cash	$	178,430
Advisory fees receivable		210,765
Other assets		16,193
TOTAL ASSETS	$	405,388

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Deferred income	$	50,000
Accrued expenses and other liabilities		32,570
TOTAL LIABILITIES		82,570
Member's equity:		322,818
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	405,388

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Perth Advisors LLC (the "Company"), was formed on September 16, 2009, in the State of Delaware. The Company, registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on June 15, 2010 ("Inception"). The Company, a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a broker dealer that provides advisory services relating to the private placement of capital. The Company is a wholly owned subsidiary of Perth Partners Holdings LLC organized in Delaware (the "Parent").

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

The Company holds cash in financial institutions that may, at times, be in excess of the Federal Deposit Insurance Corporation insured limits. The Company periodically reviews the financial condition of the financial institutions and assesses the credit risk of such investments.

Advisory Fees Receivable

The Company carries its advisory fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its advisory fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at September 30, 2025.
The Company has negotiated with certain clients the payment of advisory fees over a period greater than one year.

Use of Estimates

Financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes.

The Company complies with Financial Accounting Standards Board, Accounting Standards Codification 740, Income Taxes ("ASC 740"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The tax years that remain subject to examination by taxing authorities are 2024, 2023, and 2022.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The revenue recognition standard explains that to achieve the core principle of Topic 606, an organization should follow the five-step model, which is: 1.) identify the contract with the customer; 2.) identify performance obligations; 3.) determine the transaction price; 4.) allocate the transaction price to the performance obligation; and 5.) recognize revenue when (or as) the performance obligations are satisfied. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The Company has elected the modified method (i.e., cumulative method) which did not result in a cumulative-effect adjustment at the date of adoption.

Significant judgment

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services on mergers and acquisitions, capital raising and other strategic transactions and acts as a placement agent in connection with the private placement of securities to be issued to any person or entity ("Investors"). Revenue from contracts with customers includes fees from providing advisory services and placement fees.

Advisory fees

Advisory services provided by the Company include, but are not limited to: advice with respect to current market conditions and strategy with regards to positioning the client and the Investment Vehicles, assistance in preparing offering materials for the Investment Vehicles including presentation materials and due diligence materials, advice with regard to the structure of the Investment Vehicles, identify prospective investors, assist with the negotiations of final terms

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

and review legal documentation, strategic planning sessions, and, supplement the client's marketing effort.

Revenue from advisory arrangements is recognized over time in which performance obligations are simultaneously provided by the Company and consumed by the customer.

Placement fees

The Company earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees, as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the customer obtains the control and benefit of the proceeds at that point.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Leases

In February 2016, the FASB issued ASU 2016-02 "Leases Topic 842" requiring recognition of a lease asset and lease liability by leases on the balance sheet for leases classified as operating leases (with the exception of leases with the duration of less than twelve months). The Company's share of the lease is paid under the expense sharing agreement with the Parent. FASB ASU 2016-02 has no material effect on these financial statements.

NOTE 3.   FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal and the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about what market participants would use in pricing the asset or liability.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the private placement of securities. The Company has identified the Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or withdraw funds. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 5.   NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2025, the Company had net capital of $95,860 which was $90,355 in excess of its minimum required net capital of $5,505. The Company's aggregate indebtedness to net capital ratio was 0.8614 to 1.

NOTE 6.   CONCENTRATIONS

The Company periodically maintains significant cash balances in a single major financial institution. Such cash balances are subject to credit risk to the extent those balances exceed applicable FDIC or SIPC limitations. Management does not anticipate any material losses as a result of this concentration.

For the period ended September 30, 2025, 75% of revenues earned were from one customer. Advisory fees receivable from this customer were $199,750 at September 30, 2025.

NOTE 7.   RELATED PARTY TRANSACTIONS

The Company has an agreement with the Parent in which certain overhead expenses incurred by the Parent are allocated to the Company for its appropriate share.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued. Subsequent to September 30, 2025 through the date these financial statements were issued, there were $30,000 of withdrawals by the sole Member. Advisory fees receivable of $5,250 were received subsequent to the date of these financial statements.